Exhibit 99.6

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No. 333-178734 on Form S-8 and to the use of our report dated March 30, 2012 relating to the consolidated financial statements of Western Wind Energy Corp. appearing in this Annual Report on Form 40-F of Western Wind Energy Corp. for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 30, 2012